UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 20, 2026, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) entered into a Subscription Agreement (the “Agreement”) with Jade Cove, L.P., a Cayman Islands exempted limited partnership (“Jade Cove”). Jade Cove makes direct and indirect investments in internet technology companies in the fields of commerce, content and entertainment. Pursuant to the Agreement, the Company will make a subscription in an aggregate amount of US$15,000,000 (the “Subscription Amount”) to acquire 75% interest in Jade Cove and will become a limited partner of Jade Cove and be bound by the partnership agreement.

The Agreement is filed as Exhibits 10.1 to this report on Form 6-K. The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by, the Agreement, which is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
99.1	Subscription Agreement by and between Oriental Culture Holding LTD and Jade Cove, L.P. dated on April 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: April 21, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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